Amanda K. Maki

Lead Counsel, SEC & Reporting

Tel: +1 713 309-4953

Fax: +1 713 309-4631

Amanda.maki@lyondellbasell.com

Via EDGAR

April 19, 2012

Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LyondellBasell Industries N.V.

December 31, 2011 Form 10-K filed February 29, 2012

File No. 1-34726

Ladies and Gentlemen:

Set forth below are the responses of LyondellBasell Industries N.V. (“Company”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 17, 2011, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”).

For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Item 8. Financial Statements

Please clarify for us your basis for excluding the financial statements of LyondellBasell Subholdings and of Lyondell Chemical Co. from your Form 10-K. In this regard we note that such financial statements were included in your S-4 registration statement file number 333-175077. We understand that the assets of LyondellBasell Subholdings secured the registered notes and that Lyondell Chemical Co. was the issuer. Please include any relevant calculations and address the requirements of Articles 3-01 and 3-16 of Regulation S-X.

The Company filed its registration statement on Form S-4 (File No. 333-175077) (the “Form S-4”) to register the exchange of its 8% Senior Secured Notes due 2017 for identical notes that would not be subject to the transfer restrictions of Rule 144A (the “Exchange Notes”). The

Terence O’Brien

Securities and Exchange Commission

April 19, 2012

Exchange Notes were issued by Lyondell Chemical Company, an indirect wholly-owned subsidiary of the Company (“LCC”), and were guaranteed by the Company and substantially all of its U.S. subsidiaries, including LyondellBasell Subholdings, Inc. (“Subholdings”). Additionally, the Exchange Notes and the guarantees of the Exchange Notes were secured by 66.6% of the issued and outstanding shares of both LCC and Subholdings.

As a result of the collateralization, Article 3-16 of Regulation S-X required that LCC and Subholdings each file financial statements as if they were the registrants and they were required to file financial statements. The separate financial statements of LCC and Subholdings were included in the Company’s Form S-4.

In October 2011, LCC commenced a cash tender offer for the Exchange Notes and in connection therewith, solicited consents to amend certain terms of the Exchange Notes and the indenture governing those notes that would release all of the collateral, including the securities of LCC and Subholdings. The required consents were received, and on November 2, 2011, LCC entered into a supplemental indenture with the trustee to amend certain terms of the indenture, including the release of all collateral. The supplemental indenture was filed as an exhibit to a Current Report on Form 8-K filed with the Commission on November 7, 2011.

As a result of the release of all of the collateral securing the Exchange Notes and the guarantees, the Company believes that separate financial statements of LCC and Subholdings are no longer required. Without the collateralization, Article 3-16 is no longer applicable.

Additionally, the Company meets the requirements for the exception to the requirement to file separate financial statements for subsidiary issuers and subsidiary guarantors under Article 3-10(d). Each of LCC, Subholdings and the other guarantors is 100% owned by the Company and the guarantees of the Exchange Notes are joint and several and full and unconditional. The Company includes condensed consolidating financial information in a footnote to its financial statements in accordance with Article 3-10(d) of Regulation S-X. Therefore, the Company has omitted the separate financial statements of LCC as a subsidiary issuer of guaranteed securities and Subholdings (and other subsidiary guarantors) as subsidiary guarantors that would otherwise be required under Article 3-10(a).

We acknowledge that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Terence O’Brien

Securities and Exchange Commission

April 19, 2012

We trust that the foregoing is responsive to your comment. If you have any questions or require additional information, please feel free to contact me at (713) 309-4953

Very truly yours,

LYONDELLBASELL INDUSTRIES N.V.

/s/Amanda K. Maki

Amanda K. Maki

Lead Counsel – SEC & Reporting

cc:	Al Pavot, Staff Accountant, Commission